EXHIBIT 4.2


                              THE TIREX CORPORATION
                          CERTIFICATE OF THE SECRETARY

         The Board of Directors of THE TIREX CORPORATION (the "Company"), has adopted the following resolution at a Special meeting of the Board of Directors held January 31, 2001, which is now in full force and effect:

               RESOLVED, that the Company amend its Employee Stock Plan by allocating an additional 5,000,000 shares of the Company's Common Stock to the Plan, 3,000,000 shares to be issued as grants and 2,000,000 shares to be issued as options.

         IN WITNESS WHEREOF, I, as Secretary of said Corporation, have hereunto set my hand and affixed the seal of the Company on this 7th day of March, 2001.

                                                     /s/ MICHAEL D. A. ASH
                                                    ----------------------------
                                                    Michael D. A. Ash, Secretary